UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas announces asset transfer in Mexico to increase its working interest in the operated block CS-01 to 100%

Mexico City, August 23, 2021 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today an asset transfer whereby, through one of its subsidiaries, it has (i) increased to 100% its working interest in the operated block CS-01, in which it previously held a 50% working interest, and (ii) assigned its entire working interest in the TM-01 and A-10 blocks in favor of Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), respectively.

On March 25, 2021, the governing body of the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos or “CNH”) approved the assignment of Jaguar’s entire working interest in block CS-01 in favor of Vista Oil & Gas Holding II, S.A. de C.V (“Vista Holding II”), one of the Company’s subsidiaries. In addition, on August 16, 2021, Vista Holding II executed with the CNH the third amendment to the license contract for block CS-01, effectively acquiring 100% of the working interest in such block.

On April 29, 2021, the CNH approved the assignment of the entire working interest that Vista had in blocks TM-01 and A-10, in favor of Jaguar and Pantera, respectively. Finally, on August 23, 2021, Jaguar and Pantera executed with the CNH the second amendments to the license contracts for blocks TM-01 and A-10, effectively acquiring 100% of the working interests in the blocks TM-01 and A-10, respectively.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaoilandgas.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov

Title:	Strategic Planning and Investor Relations Officer